UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cowen, Inc
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

223622606
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

CUSIP No. 223622606
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philadelphia Financial Management of San Francisco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,728,894
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,728,894
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,728,894
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (see instructions) IA

Page 2 of 13 pages

CUSIP No. 223622606
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boathouse Row I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 637,375
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 637,375
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,375
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON (see instructions) PN

Page 3 of 13 pages

CUSIP No. 223622606
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boathouse Row II, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 211,381
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 211,381
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,381
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON (see instructions) PN

Page 4 of 13 pages

CUSIP No. 223622606
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boathouse Row Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 579,003
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 579,003
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,003
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON (see instructions) CO

Page 5 of 13 pages

CUSIP No. 223622606
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OC 532 Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 301,135
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 301,135
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,135
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (see instructions) CO

Page 6 of 13 pages

CUSIP No. 223622606
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jordan Hymowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,728,894
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,728,894
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,728,894
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 7 of 13 pages

Item 1(a).	Name of Issuer:

Cowen, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
599 Lexington Avenue, 20th Floor New York, NY 10022

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed on behalf of each of the following persons:

•       Philadelphia Financial Management of San Francisco, LLC;

•       Boathouse Row I, L.P.

•       Boathouse Row II, L.P.

•       Boathouse Row Offshore, Ltd.

•       OC 532 Offshore Fund, Ltd.

•       Jordan Hymowitz

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

This Schedule 13G relates to the shares of common stock of the Issuer (the “Shares”) held for the accounts of Boathouse Row I, L.P. (“BRI”), Boathouse Row II, L.P. (“BRII”), Boathouse Row Offshore, Ltd. (“BRO”), and OC 532 Offshore Fund, Ltd. (“OC 532”).  Philadelphia Financial Management of San Francisco, LLC (“PFM”) is the investment advisor of BRO and OC 532 and the general partner of BRI and BRII and therefore retains voting control and dispositive power of the shares owned by each.  Jordan Hymowitz is the Managing Member and majority owner of PFM.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each Reporting Person is: c/o Philadelphia Financial Management of San Francisco, LLC 450 Sansome Street, Suite 1500 San Francisco, CA 94111

Item 2(c).	Citizenship:

Philadelphia Financial Management of San Francisco, LLC – California, United States

Boathouse Row I, L.P. – Delaware, United States

Boathouse Row II, L.P. – Delaware, United States

Boathouse Row Offshore, Ltd. – Cayman Islands

OC 532 Offshore Fund, Ltd. – Cayman Islands

Jordan Hymowitz – California, United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock (“Common Shares” or “Shares”)

Item 2(e).	CUSIP Number: 223622606

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 8 of 13 pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount Beneficially Owned:

As of December 31, 2018, each of the Reporting Persons may be deemed the beneficial owner of 1,728,894 Shares, representing 5.9% of the Shares outstanding as of October 30, 2018.  637,375 Shares are held for the account of BRI representing 2.2% of the Shares outstanding as of October 30, 2018.  211,381 Shares are held for the account of BRII representing less than 1% of the Shares outstanding as of October 30, 2018.  579,003 Shares are held for the account of BRO representing 2.0% of the Shares outstanding as of October 30, 2018. 301,135 Shares are held for the account of OC 532 representing 1.0% of the Shares outstanding as of October 30, 2018.

	(b)	Percent of Class: 5.9% (based on 29,140,689 shares outstanding as of October 30, 2018, as reported by the Issuer in its quarterly report on Form 10-Q, filed October 31, 2018).
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 1,728,894
		(iii)	sole power to dispose or to direct the disposition of: 0
		(iv)	shared power to dispose or to direct the disposition of: 1,728,894

Page 9 of 13 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See disclosure in Item 2 hereof

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 10 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

Philadelphia Financial Management of San Francisco, LLC
By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

Boathouse Row I, L.P.
By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

Boathouse Row II, L.P.
By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

Boathouse Row Offshore Fund, Ltd.
By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

OC 532 Offshore Fund, Ltd.
By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

Jordan Hymowitz
By:	/s/Jordan Hymowitz

Page 11 of 13 pages

EXHIBIT INDEX

EXHIBIT A	Joint Filing Agreement, dated as of February 12, 2019, by and among the Reporting Persons

Page 12 of 13 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Jason Industries, Inc. dated as of February 4, 2019 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 12, 2019

Philadelphia Financial Management of San Francisco, LLC
By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

Boathouse Row I, L.P.
By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

Boathouse Row II, L.P.
By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

Boathouse Row Offshore Fund, Ltd.
By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

OC 532 Offshore Fund, Ltd.
By:	/s/Rachael Clarke
Rachael Clarke, Authorized Signatory

Jordan Hymowitz
By:	/s/Jordan Hymowitz

Page 13 of 13 pages